

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 23, 2016

Via E-mail
Marc Fox
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

> **Re:** **Ladder Capital Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 7, 2016**
> **File No. 001-36299**

Dear Mr. Fox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 90

1. We note your disclosure on pages 92-93 that for your repurchase agreements, you often borrow at a lower percentage of the collateral asset's value than the maximum. In future Exchange Act periodic filings please disclose the period end weighted average haircut for your repurchase agreements and discuss any material trends in such haircuts.

2. We note your disclosure on pages 92-93 and 164-66 regarding your repurchase agreements. In future Exchange Act periodic filings please revise your disclosure to identify any repurchase agreement counterparty holding collateral in excess of 5% of stockholder's equity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities